UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 26, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Raptor Pharmaceutical Corp.

File No. 333-168966 - CF#26058

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Raptor Pharmaceuticals Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Post-Effective Amendment to a Registration Statement on Form S-1 filed on November 23, 2010.

Based on representations by Raptor Pharmaceuticals Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.53	through December 31, 2017
Exhibit 10.54	through November 15, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel